                              UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  Form 11-K


(    X   ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994


(        ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                    to




                                   Commission File Number:  0-12358


                           CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                                        (Full title of the plan)



                                       CCB FINANCIAL CORPORATION
                            (Exact name of issuer as specified in charter)


                         111 Corcoran Street, P. O. Box 931, Durham, NC 27702
                                (Address of principal executive offices)

Item 1.  Financial Statements

         Audited statements of net assets available for plan benefits as of December 31, 1994 and 1993 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended are filed herein.

Item 2.  Exhibits

         The consent of the Plan's independent auditors to incorporation by reference of the financial statements is included as
Exhibit 23.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedules
December 31, 1994 and 1993
(With Independent Auditors' Report Thereon)

                       CCB FINANCIAL CORPORATION
                       RETIREMENT SAVINGS PLAN

                     Financial Statements and Schedules

                       December 31, 1994 and 1993
                 (With Independent Auditors' Report Thereon)






                INDEPENDENT AUDITORS' REPORT


The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      KPMG Peat Marwick LLP
May 19, 1995

                              CCB FINANCIAL CORPORATION

                               RETIREMENT SAVINGS PLAN



                Statements of Net Assets Available for Plan Benefits

                             December 31, 1994 and 1993

                                                                                       1994
                                                                                       Money                       CCBF
                                                    Bond          Stock                market       Balanced      stock
                                                    fund          fund                 fund          fund          fund      Total
Assets:
  Investments (notes 9 and 12):
    Money market funds                        $     139,250          75,943        2,239,608       74,916      693,335   3,223,052
    Mutual funds:
  111 Corcoran Bond Fund                          2,636,879             -                -      4,222,562         -      6,859,441
  111 Corcoran Equity Fund                        -               2,599,965        -                    -         -      2,599,965
Common stock of CCB Financial Corporation         -                    -                -       3,851,777    6,426,144  10,277,921




                             Total investments    2,776,129       2,675,908        2,239,608    8,149,255    7,119,479  22,960,379

  Accrued interest and dividends receivable          16,490             303           10,456      61,919        60,773     149,941
  Cash on deposit at Central Carolina Bank and
Trust Company                                        14,512          17,248           10,238      50,782        17,724     110,504
  Receivable from other funds                         -                -              11,635         -            -         11,635
  Other receivables                                      3            -                    3           3           361         370
                             Total assets         2,807,134       2,693,459        2,271,940   8,261,959     7,198,337  23,232,829

Liabilities:
  Prepaid contributions                               -                  -             -           6,171        6,567       12,738
  Payable to other funds                              1,381           3,482            -           2,665        4,107       11,635
  Other payables                                        524             840              353         816        9,778       12,311
            Total liabilities                         1,905           4,322              353       9,652       20,452       36,684

  Net assets available for plan benefits        $  2,805,229       2,689,137       2,271,587   8,252,307    7,177,885    23,196,145

See accompanying notes to financial statements.

                            CCB FINANCIAL CORPORATION
                             RETIREMENT SAVINGS PLAN

        Statements of Net Assets Available for Plan Benefits, Continued
                              December 31, 1994 and 1993



                                                                                           1993
                                                                                  Money                      CCBF
                                                    Bond            Stock         market       Balanced      stock
                                                    fund            fund          fund           fund         fund          Total
Assets:
  Investments (notes 9 and 12):
Central Carolina Bank and Trust Company
  Common Trust Fund A - Employee
  Benefits Fixed Income                       $    3,670,434            -          -          2,879,028           -       6,549,462
Central Carolina Bank and Trust Company
  Common Trust Fund A - Employee
  Benefits Equities                                -                3,364,480       -              -              -       3,364,480
Deposit administration contract, at contract
  value (note 10)                                  -                    -         3,243,787        -              -       3,243,787
Mutual fund - 111 Corcoran Bond Fund                 345,904            -           -           73,412            -         419,316
Money market funds                                    56,500           57,000        33,500      97,475         19,700      264,175
Common stock of CCB Financial Corporation          -                    -          -          2,597,972      3,811,015    6,408,987
                    Total investments              4,072,838        3,421,480     3,277,287   5,647,887      3,830,715   20,250,207

  Accrued interest and dividends receivable           1,820              82         13,107      25,549         37,747        78,305
  Cash on deposit at Central Carolina Bank and
Trust Company                                         27,006          29,594        16,569      32,127          1,515       106,811
  Employer contributions receivable                     -                -          -            1,086        574,728       575,814
                        Total assets               4,101,664       3,451,156     3,306,963   5,706,649      4,444,705    21,011,137

Liabilities:
  Prepaid contributions                                    5               8         17          1,599         12,867        14,496
  Other                                                1,545            -            40              1            -           1,586
                        Total liabilities              1,550               8         57          1,599         12,868        16,082
  Net assets available for plan benefits        $  4,100,114       3,451,148     3,306,906   5,705,050      4,431,837    20,995,055


See accompanying notes to financial statements.

                        CCB FINANCIAL CORPORATION
                         RETIREMENT SAVINGS PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                        December 31, 1994 and 1993


                                                                                      1994
                                                                                     Money                     CCBF
                                                          Bond          Stock        market       Balanced     stock
                                                          fund           fund         fund           fund       fund       Total

Additions to net assets
  attributed to:
Investment income:
  Net appreciation (depreciation) in fair
   value of investments (note 9)                   $    (280,523)     (31,439)       -            (314,638)     74,089    (552,511)
  Interest (note 12)                                       4,973        7,499       95,974          11,855       9,767     130,068
  Dividends (note 12)                                    157,942          -          -             370,225     228,607     756,774

Contributions (note 4):
  Employer, net of forfeitures                              -             -          -             831,265     601,821   1,433,086
  Employees                                              462,632      520,361       267,954        452,035     374,614   2,077,596

Funds transferred                                     (1,314,728)  (1,060,800)   (1,220,717)     1,662,451   1,933,794        -

      Total additions (deductions)                      (969,704)    (564,379)     (856,789)     3,013,193   3,222,692   3,845,013

Deductions from net assets
  attributed to:
Plan benefits paid                                      (325,181)    (197,632)     (178,530)      (465,936)   (476,644) (1,643,923)


      Net increase (decrease) in net assets           (1,294,885)    (762,011)   (1,035,319)     2,547,257   2,746,048   2,201,090

Net assets available for plan benefits:
  Beginning of year                                    4,100,114     3,451,148    3,306,906      5,705,050   4,431,837  20,995,055

  End of year                                       $  2,805,229     2,689,137    2,271,587      8,252,307   7,177,885  23,196,145


See accompanying notes to financial statements.

                              CCB FINANCIAL CORPORATION
                               RETIREMENT SAVINGS PLAN

     Statements of Changes in Net Assets Available for Plan Benefits, Continued

                              December 31, 1994 and 1993


                                                                                   1993
                                                                                  Money                   CCBF
                                                          Bond        Stock       market    Balanced      stock
                                                          fund        fund         fund       fund         fund       Total
Additions to net assets
  attributed to:
Investment income:
  Net appreciation (depreciation) in fair
    value of investments (note 9)                  $     304,399      134,800        -        50,991    (463,869)     26,321
  Interest (note 12)                                       3,483        4,845     154,651      3,328         899     167,206
  Dividends (note 12)                                      3,618         -           -        96,486      37,663     137,767
                                                         311,500      139,645     154,651    150,805    (425,307)    331,294

Contributions (note 4):
  Employer, net of forfeitures                               -           -           -       706,467     561,757   1,268,224
  Employees                                              824,103      886,638     522,297        -           -     2,233,038
                                                         824,103      886,638     522,297    706,467     561,757   3,501,262

ESOP plan merger (note 13)                                   -           -           -           -     4,438,879   4,438,879
Funds transferred                                        157,446      381,514    (538,960)       -           -          -
     Total additions                                   1,293,049    1,407,797     137,988    857,272   4,575,329   8,271,435

Deductions from net assets
  attributed to:
Plan benefits paid                                      (489,598)    (261,189)   (335,387)  (541,452)   (143,492) (1,771,118)

     Net increase (decrease)                             803,451    1,146,608    (197,399)   315,820   4,431,837   6,500,317

Net assets available for
  plan benefits:
Beginning of year                                      3,296,663    2,304,540   3,504,305  5,389,230         -    14,494,738

End of year                                         $  4,100,114    3,451,148   3,306,906  5,705,050   4,431,837  20,995,055






See accompanying notes to financial statements.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1994 and 1993



(1)   Description of The Plan

      The Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB Financial Corporation and subsidiaries ("CCB") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCB's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2)   Summary of Significant Accounting Policies

      (a)      Basis of Presentation

      The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

      (b)      Investments

      Investments in common trust and mutual funds are valued at fair value based on quoted market prices of the underlying fund securities.

      The investment in CCB common stock is stated at fair value based on quoted market values.

      In 1993, the Plan had a deposit administration contract with Peoples Security Life Insurance Company ("Peoples Security") which was valued at contract value which approximated market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Funds under the contract that have been used to purchase annuities are excluded from Plan assets as Peoples Security is obligated to pay the related plan benefits. See note 10.

      Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(3)   Participation in the Plan

      Participation in the Plan is based on a voluntary election by each employee. Under terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they provide at least 1,000 hours of service.

                                CCB FINANCIAL CORPORATION
                                 RETIREMENT SAVINGS PLAN

Notes to Financial Statements, Continued





(4)   Contributions

      Basic contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 6%, of their compensation. CCB currently matches these contributions at a rate of 50%. This rate may be increased or decreased by the Board of Directors. Employees may elect to contribute additional amounts in multiples of 1% of their compensation; however, these additional contributions are not matched by CCB. Participant contributions were limited to $9,240 and $8,994 per employee in 1994 and 1993, respectively.

      In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions were made in 1994 and 1993 totaling $601,821 and $561,757, respectively. These contributions are invested in the CCBF Stock Fund.

(5)   Vesting and Forfeitures

      Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, election of early retirement under CCB's retirement plan, or upon death or disability. Although it has not expressed an intent to do so, CCB has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

      Upon termination of service to CCB, any unvested portion of a participant's account is forfeited. Forfeitures are used to reduce subsequent contributions by CCB.

(6)   Investment Election

      The Plan is comprised of five different types of investment funds: the Bond Fund, the Stock Fund, the Money Market Fund, the Balanced Fund and the CCBF Stock Fund. These funds contain investments in bonds, common and preferred stocks, money market funds, and deposit administration contracts. Participants may elect to direct their contributions to any combination of the funds and may change their investment elections semiannually. Matching employer contributions are invested in the Balanced Fund.

(7)   Withdrawals and Distributions

      At the discretion of the Plan administrator, special withdrawals of a participant's tax-deferred contributions and the vested portion of employer contributions may be made to meet unusual and special situations in the participant's financial affairs. Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $3,500, in the Plan until age 65, or age 55 if at least five years of service have been completed.

                             CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN

Notes to Financial Statements, Continued





(8)   Determination of Participants' Account Balances

      Participants' account balances are determined quarterly as follows:

           (a) Employee contributions are added to the participants' accounts for each type of investment fund. The matching employer contributions are added to the Balanced Fund portion of the participants' accounts. Profit sharing contributions are added to the CCBF Stock Fund.

(b)   Participants' accounts are reduced by the amount of withdrawals made.

(c) Earnings from each investment fund are allocated within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

(9)   Investments

During 1994 and 1993, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                    1994              1993
Central Carolina Bank and Trust Company
      Common Trust Fund A - Employee Benefits
      Fixed Income                            $  (143,779)          304,399

Central Carolina Bank and Trust Company
      Common Trust Fund A - Employee Benefits
      Equities                                   ( 64,244)          134,800

Common stock of CCB Financial Corporation         145,470          (412,878)

Central Carolina Bank and Trust Company
      111 Corcoran Bond Fund                     (522,540)              --

Central Carolina Bank and Trust Company
      111 Corcoran Equity Fund                     32,582                --
                                              $  (552,511)            26,321

                             CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN

Notes to Financial Statements, Continued




(9)  Investments, Continued

      Investments exceeding five percent of Plan assets at December 31, 1994 and 1993 are as follows:

                                                       1994                    1993
                                                 Units,                        Units
                                                shares or        Fair         shares or        Fair
                                               par value         value        par value        value

      Goldman Sachs ILA Class B Money
       Market Mutual Fund                       3,223,052       $3,223,052        --           --
      Central Carolina Bank and
               Trust Company Common
           Trust Fund A - Employee
               Benefits Fixed Income
                                                  --            --               547,092     $6,549,462

      Common stock of CCB
          Financial Corporation                  295,786        10,277,921       192,752     6,408,987


       Central Carolina Bank &
               Trust Company Common
               Trust Fund A - Employee
               Benefits Equities                     --              --           34,852        3,364,480
      Deposit Administration
               Contract                              --              --        3,243,787        3,243,787

      Central Carolina Bank and
               Trust Company Mutual Fund
               111 Corcoran Bond Fund               743,168          6,859,441         --             --
      Central Carolina Bank and
               Trust Company Mutual Fund
               111 Corcoran Equity Fund             256,914          2,599,965         --             --

(10)             Deposit Administration Contract

      The Plan had a Deposit Administration Contract with Peoples Security which was liquidated during 1994. Net deposits made by the Plan into this contract totalled $114,378 in 1993.

(11)             Federal Income Taxes



      The Internal Revenue Service has determined and informed the Company by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. The
      Plan Administrator believes that the Plan is operating in accordance with its provisions and remains qualified. The
      Internal Revenue Service also determined and informed the Company by letter dated August 18, 1993 that the Employee Stock Ownership
      Plan was qualified and tax-exempt under appropriate sections of the Internal Revenue Code. The August 18, 1993 determination letter was required due to the merger effective October 1, 1993. See note 13.




                                  CCB FINANCIAL CORPORATION
                                   RETIREMENT SAVINGS PLAN

Notes to Financial Statements, Continued






(12)             Related Party Transactions

      The Plan's investments are held by the Trust Department of Central
      Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCB, except for the Deposit Administration Contract.

      The Plan purchased 104,293 and 1,337 shares of common stock of CCB at a cost of $3,770,810 and $49,135 in 1994 and 1993, respectively. 1,259 shares and 1,200 shares of CCB common stock were sold by the Plan in 1994 and 1993 for $42,601 and $44,700, respectively. The Plan also earned cash dividends on its CCB shares of $365,482 and $133,319 in 1994 and 1993, respectively.

      The Plan purchased 58,708 and 26,237 units in Central Carolina
      Bank and Trust Company Common Trust Fund A - Employee Benefits
      Fixed Income at a cost of $715,396 and $299,962 in 1994 and 1993, respectively. The Plan sold 605,800 and 4,396 units in Central
      Carolina Bank and Trust Company Common Trust Fund A - Employee
      Benefits Fixed Income resulting in proceeds of $7,121,080 and $47,966 during 1994 and 1993, respectively.

      The Plan purchased 2,476 and 11,030 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Equities at a cost of $241,210 and $1,032,805 in 1994 and 1993, respectively. The Plan sold 37,328 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Equities resulting in proceeds of $3,541,446 during 1994.

      The Plan purchased 739,558 and 40,671 units of 111 Corcoran Bond
      Fund, a mutual fund of the Bank, at a cost of $7,330,577 and $424,400 during 1994 and 1993, respectively. The Plan sold 37,061 units of 111 Corcoran Bond Fund resulting in proceeds of $364,000 in 1994.

      The Plan purchased 259,338 units of 111 Corcoran Equity Fund, a mutual fund of the Bank, at a cost of $2,591,344 during 1994. The
      Plan sold 2,424 units of 111 Corcoran Equity Fund resulting in proceeds of $24,000 in 1994.

      The Plan has a depository relationship with the Bank.
      Administrative expenses of the Plan are paid by CCB.

(13)  Plan Merger

      Effective October 1, 1993, CCB's Employee Stock Ownership Plan merged into the Retirement Savings Plan. As a result, 117,882 shares of CCB common stock were transferred to the Plan into a newly created CCBF Common Stock Fund. The fair value of the assets transferred into the Plan was $4,438,879 on the date of merger.









                              CCB FINANCIAL CORPORATION
                               RETIREMENT SAVINGS PLAN
                Item 27a - Schedule of Assets Held for Investment Purposes
                                     December 31, 1994



                 Par value,
                  shares or            Identity of party and                                                           Current
                    units               description of assets                                          Cost             value

                     295,786        *CCB Financial Corporation, common stock                     $    9,637,759        10,277,921
                     743,168        *Central Carolina Bank and Trust Company
                                        111 Corcoran Bond Fund                                       7,369,979         6,859,441
                     256,914        *Central Carolina Bank and Trust Company
                                        111 Corcoran Equity Fund                                     2,567,121         2,599,965
                   3,223,052        Goldman Sachs ILA Class B, Money Market
                                        Mutual Fund, 5.70%                                            3,223,052         3,223,052

                                Total                                                            $  22,797,911        22,960,379


                 *Denotes Party-In-Interest

                                 CCB FINANCIAL CORPORATION
                                   RETIREMENT SAVINGS PLAN

                     Item 27d - Schedule of Reportable Transactions (1)

                                Year ended December 31, 1994



                                                              Aggregate
                                                               selling         Aggregate
                                             Aggregate         price or          cost of
                                             purchase         maturity          assets             Net
Identity of party and                          price           proceeds           sold           realized
description of asset                            (2)              (2)              (2)          gain (loss)
CCB Financial Corporation
    common stock                          $    3,770,810            42,601          42,601          -

Goldman Sachs ILA Class B,
   Money Market Mutual Fund,
     5.10%                                    12,536,700         9,577,823       9,577,823           -

Central Carolina Bank and Trust -
     Common Trust Fund A -
     Employee Benefit Equities                   241,210         3,541,446      3,605,690       (64,244)

Peoples Security Life Insurance
      Company Deposit Administration
      Contract, 4.74%                              -             3,267,647      3,267,647           -
Central Carolina Bank and Trust -
               Common Trust Fund A -
      Employee Benefits Fixed Income              715,396        7,121,080      7,264,859     (143,779)

Central Carolina Bank and Trust -
              111 Corcoran Bond Fund            7,330,577          364,000       376,002       (12,002)

Central Carolina Bank and Trust -
              111 Corcoran Equity Fund          2,591,344           24,000        24,223          (223)


(1) This schedule presents transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.


(2) All purchase and sales prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 29, 1995.

                                            CCB FINANCIAL CORPORATION
                                            RETIREMENT SAVINGS PLAN
                                               (The Plan)


                                         By:  ADMINISTRATIVE COMMITTEE,
                                              CCB Financial Corporation
                                              Retirement Savings Plan
                                              (Plan Administrator)

                                         By:  J. KENT FAWCETT
                                              J. Kent Fawcett
                                              Senior Vice President
                                              CCB Financial Corporation

                                         By:  CENTRAL CAROLINA BANK AND
                                              TRUST COMPANY, Trustee

                                         By:  HARRY E. HARNER
                                              Harry E. Harner
                                              Manager, Trust Employee Benefits